May 25, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Strategic Trust (the “Trust”) (File Nos. 002-80859 and 811-03651)

Ladies and Gentlemen:

Transmitted herewith for filing with the Securities and Exchange Commission (the “SEC”) on behalf of the Trust, is Post-Effective Amendment No. 230 (the “Amendment”) to the Trust’s registration statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended, for review and comment by the staff of the SEC. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on July 29, 2022. No fees are required in connection with this filing.

The Amendment relates to the Touchstone Global ESG Equity Fund (to be named the Touchstone Non-US ESG Equity Fund) (the “Fund”), a series of the Trust. The Amendment is being filed for the purpose of reflecting the following changes to the Fund, which will take effect on July 29, 2022: (1) a name change from the “Touchstone Global ESG Equity Fund” to the “Touchstone Non-US ESG Equity Fund”, (2) a change to the Fund’s 80% investment policy to reflect an update of the Fund's investment strategy to invest primarily in non-U.S. companies, and (3) a change in the Fund's benchmark.

A prospectus and SAI supplement was filed with the SEC on May 20, 2022 (SEC Accession No. 0000711080-22-000032) alerting Fund shareholders to this upcoming change.

Please direct any comments or questions concerning the foregoing to the undersigned at (513) 629-1648 or Meredyth Whitford-Schultz at (513) 357-6029.

Best regards,

/s/ Benjamin V. Mollozzi
Benjamin V. Mollozzi
Counsel